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EXHIBIT 2

HYPERFEED TECHNOLOGIES, INC. TO LIST ON NASDAQ; AMEX: PQT TO BECOME NASDAQ: HYPR TENTATIVELY ON THURSDAY, SEPTEMBER 23

CHICAGO, SEPT. 16 -- HyperFeed Technologies, Inc. (Amex: PQT), formerly PC Quote, Inc., announced today that it has received approval for listing on the Nasdaq National Market. The company expects trading to commence on the Nasdaq on Thursday, September 23, 1999 under the symbol HYPR. The company will issue a press release once the definitive date is known. Concurrent with the listing on Nasdaq, trading in HyperFeed common stock on the American Stock Exchange under the symbol PQT will be suspended.

"We are truly excited about the move to the Nasdaq National Market," stated Jim R. Porter, chairman and chief executive officer of HyperFeed. "The AMEX, and its specialists, have served and supported the company well. They are a world-class, professional organization and for that we will always be greatly appreciative, however given our technological bent, our Board felt it was in the best interest of the company and our shareholders to be included in the tech laden Nasdaq."

Earlier this year, the company announced its name change and the transfer of its Internet business to its subsidiary PC Quote.com, Inc. "With the separation, HyperFeed's mission is to remain the technological leader in the market datafeed area," commented Porter. "We are committed to delivering all of the data, all of the time, in true real-time, as evidenced by our unveiling of HyperFeed(R) 2000 last March," continued Porter.

ABOUT HYPERFEED TECHNOLOGIES, INC.
HyperFeed Technologies is a premier provider of real-time financial market data to professional and consumer markets worldwide. The company's proprietary datafeed, HyperFeed 2000, is known as the fastest, most complete datafeed available and is the only datafeed able to consistently deliver full options chains in true real-time. Incorporating IP Multicast technology and proprietary advanced compression techniques, HyperFeed 2000 offers recipients the speed and the capacity to handle rapidly growing volumes of market data.

Professional and individual investors use the firm's software applications to view, analyze and manipulate HyperFeed 2000's robust market data. In addition, the firm also offers web-based authoring and software development tools for easy integration of HyperFeed 2000 data into a variety of web-based and software applications.